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      FORM 4       U.S. SECURITIES AND EXCHANGE COMMISSIONWashington, D.C.
20549STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIPFiled
pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public UtilityHolding Company Act of 1935 or Section
30(f) of the Investment Company Act of 1940
OMB APPROVALOMB Number  3235-0287Expires:
February 1, 1994Estimated average burdenhours per response .... 0.5
 Check this box
if no longer
subject to
Section 16.
Form 4 or Form 5
obligations may
continue.
See Instruction 1(b)

1. Name and Address of Reporting Person2.Issuer Name and Ticker or Trading Symbol6. Relationship of Reporting Person to
Issuer(Check all applicable)
                           Orbit International Corp. ("ORBT")3.IRS or Social
Security Number of ReportingPerson
(Voluntary)4.Statement forMonth/YearJune 19985.   If Amendment,           Date
of Original                 x    Director               10% Owner
 Officer (give            Other (specifytitle below)
Morris, Stanley                                       (Month/Year)     below)
   (Last)(First)
(Middle)
c/o Orbit International Corp.           80 Cabot Court(Street)
Hauppauge, New York 11788









   (City)(State)  (Zip)    Table I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned


1.Title of Security(Instr. 3)2.Trans-3.Trans-actionCode(Instr.
8)Code4.Securities Acquired (A)or Disposed of (D)5.Amount of6.Owner-7.Nature
                           action             (Instr. 3, 4 and 5) Amount(A)
or(D)Securitiesshipof In-
                           Date
Beneficially Form:    direct
                                           V                  Price   Owned at
Direct   Bene-
                                                                      End of
(D) or   ficial
                           (Month/                                    Month
Indirect Owner-

(I)      ship
                              Day/                                    (Instr. 3
(Instr. 4)(Instr. 4)
                                Year)                                 and 4)


Common Stock, par value $.10   6/26/98 P        1,000   A        $3.00
1,000    D




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FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)



1.Title of DerivativeSecurity2.Conver-sion orExercise3.Trans-action4.Transac-tion Code5.Number of Deriv-ative 6.Date Exer-cisable
and Ex-piration Date(Month/Day/Year)Date                      7.Title and Amount
of Underlying Securities(Instr. 3 and 4)  Title8.
Priceof9.Numberof Deriv-ative
10.Owner-ship11.Na-
(Instr. 3) Price ofDeriv-ativeDateSecurities Acquired(A) orExer-Expira-tionDeriv-ativeSecur-Formture
            Security     (Instr. 8)Code VDisposed of (D)(Instr. 3, 4, and 5)
(A)cisableDateSecur-ityitiesof De-of In-
                  (Month/Day/                                      Amount
or(Instr.5)Bene-rivativeSecu-direct
                  Year)                  (D)                       Number
ofSharesficiallyOwnedrity;Bene-

at End Direct ficial

of     (D) or Own-

Month  Indi-  ership

rect (I)

(Instr. 4)(Instr. 4)(Instr. 4)




Stock       $3.00 6/26/98 A                  6/26/986/26/2008Common Stock  1,000
1,000    D
Option                          1,000 (1)
(right to
buy)




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Explanation of Responses:

(1) Granted to the Reporting Person under the Company's 1995 Stock Option Plan for Non-Employee Directors.




/s/ Stanley Morris
**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.                     **Signature of Reporting Person
 Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed.
   If space provided is insufficient, see Instruction 6 for procedure.